SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing December 22, 2007 through January 21, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2007 as well as copies of the press releases entitled:
-	“Philips announces completion of sale of 800 million TSMC shares via TSMC share repurchase program”, dated December 31, 2007;

-	“Philips extends tender offer period to acquire Genlyte”, dated January 3, 2008;

-	“Philips announces satisfaction of tender offer conditions to acquire Genlyte”, dated January 17, 2008.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of January 2008.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
 In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Philips delivers on its targets: solid Q4 with 8% comparable sales growth and EBITA of EUR 865 million. Full-year 2007 comparable sales up 5%, delivering an EBITA margin of 7.7%.

•	Comparable sales increased by 8% to EUR 8,365 million, driven by strong growth at Lighting and the consumer businesses, particularly in emerging markets, where sales growth was 18%.

•	EBITA as a percentage of sales grew by 1.1 percentage points compared to Q4 2006 to reach 10.3%, or EUR 865 million.

•	Net income amounted to EUR 1,393 million; the increase in earnings was boosted by EUR 1,087 million in gains on the sale of stakes in LG.Philips LCD and TSMC.

•	The announced acquisitions of Genlyte and Respironics strengthen Philips leadership positions in Lighting and Home Healthcare.

•	Following an amendment to Dutch tax legislation, the Company announced a further EUR 5 billion (tax-free) share repurchase plan.

•	It is proposed to increase the dividend for 2007 by 17% to EUR 0.70 per share.

•	Our Q4 financial performance – and the other progressive steps taken during the quarter — puts Philips well on track to achieve its Vision 2010 goals.

Gerard Kleisterlee, President and CEO of Royal Philips Electronics:

“I am pleased to report that in the fourth quarter Philips once again delivered on its targets. Q4’s 8% comparable sales growth and 10.3% EBITA margin brought our full-year numbers to 5% for growth and 7.7% for EBITA, meeting, respectively exceeding, our targets for the year thereby sustaining our track record of “saying what we do and doing what we say”.
All amounts in millions of euros unless otherwise stated; data included are unaudited.
Financial reporting is in accordance with US GAAP, unless otherwise stated.
Prior-period financials have been restated to present MedQuist as a discontinued operation.

Operationally, we are well-positioned to achieve our Vision 2010 targets. Strategically, the acquisitions of Genlyte and Respironics, together with other important acquisitions of 2007 such as Partners in Lighting and Color Kinetics, will strengthen our portfolio by further building up global leadership positions in promising markets such as LED lighting and home healthcare. Financially, our capital reallocation program gathered pace through the sale of further stakes in LG.Philips LCD and TSMC and the EUR 5 billion share repurchase program we announced in December, which we expect to be largely completed by the end of 2008. We are well on our way to realize our objective of an efficient balance sheet before the end of 2009, further underpinning the achievement of our 2010 objectives.
In 2007, we also continued to invest in strengthening our position in important emerging markets in Asia, Eastern Europe and Latin America. Throughout our businesses, growth in these markets was strong in 2007, with both China and India growing in excess of 20% in the fourth quarter. The healthy geographical spread of our activities, together with our balanced portfolio of professional and consumer businesses, provides Philips with a built-in cushion to help soften the impact of change in established economies.
With our portfolio restructuring nearing completion, delivering on our 2007 objectives puts us in a good starting position to meet the more ambitious medium-term targets set as part of our Vision 2010 strategy, especially as this portfolio of activities has shown resilience in earlier periods of a deteriorating economy. I am confident that we will continue to deliver and that Philips is well geared to sustained profitable growth and increased shareholder value.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	8,058	8,365

EBITA	738	865
as a % of sales	9.2	10.3

EBIT	667	810
as a % of sales	8.3	9.7

Financial income and expenses	(104)	579
Income tax expense	(58)	(226)
Results equity-accounted investees	31	628
Minority interests	3	(2)
Income from continuing operations	539	1,789
Discontinued operations	141	(396)
Net income	680	1,393

Per common share (in euros) — basic	0.60	1.31
Net income
•	Income from continuing operations increased by EUR 1.3 billion compared to Q4 2006, driven by an increase in EBIT and gains on the sale of TSMC and LPL shares.

•	EBITA increased by EUR 127 million – or 1.1% of sales – compared to Q4 2006 to reach EUR 865 million, or 10.3% of sales. EBITA in all divisions was on par with or exceeded Q4 2006.

•	Financial income and expenses included a EUR 579 million gain on the sale of TSMC shares.

•	Income tax charges were higher than in Q4 2006, which included the positive impact of a reduction of the Dutch corporate tax rate on the net deferred tax position.

•	Results relating to equity-accounted investees increased due to improved operating results at LG.Philips LCD as well as a EUR 508 million gain on the sale of their shares.

•	Income reported under discontinued operations included an impairment of EUR 325 million, taking into account cumulative currency translation loss related to MedQuist, and EUR 79 million in pension settlements stemming from the 2006 sale of a majority stake in the Semiconductors division.
Sales by sector
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2006	2007	nominal	comparable
Medical Systems	1,998	1,951	(2)	3
DAP	927	1,004	8	12
CE	3,262	3,486	7	10
Lighting	1,455	1,659	14	8
I&EB	341	209	(39)	32
GMS	75	56	(25)	(20)
Philips Group	8,058	8,365	4	8
Sales by sector
•	Comparable sales at Group level increased by 8% compared to Q4 2006 after adjusting for portfolio changes and currency movements of 4%. The solid in-the-quarter sales performance takes the full-year comparable Group sales growth to 5%.

•	At Medical Systems, robust comparable sales growth at Patient Monitoring, Cardiac Care and Customer Services was tempered by flat comparable sales at Imaging Systems. DAP’s sales continued to grow strongly, driven in particular by exceptional growth at the Domestic Appliances business. Comparable sales at CE increased 10%, supported by all operational businesses. Lighting’s comparable sales growth of 8% was led by the Lamps, Luminaires and Lighting Electronics businesses.
Sales by region
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2006	2007	nominal	comparable
Europe/Africa	3,948	4,370	11	11
North America	2,256	2,040	(10)	(2)
Latin America	548	603	10	10
Asia Pacific	1,306	1,352	4	17
Philips Group	8,058	8,365	4	8
Sales by region
•	The double-digit comparable sales growth in Europe/Africa was driven by growth in the UK, the Netherlands and Eastern Europe. Sales in North America were impacted by lower sales at CE, specifically Connected Displays. The emerging market of Latin America saw solid growth in all divisions. The strong comparable sales growth in Asia Pacific was driven by sales growth of over 20% in both China and India.

EBITA
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Medical Systems	349	354
DAP	167	197
CE	233	233
Lighting	135	185
Innovation & Emerging Businesses	6	15
Group Management & Services	(152)	(119)
Philips Group	738	865
as a % of sales	9.2	10.3
EBITA
as a % of sales

	Q4	Q4
	2006	2007
Medical Systems	17.5	18.1
DAP	18.0	19.6
CE	7.1	6.7
Lighting	9.3	11.2
Innovation & Emerging Businesses	—	—
Group Management & Services	—	—
Philips Group	9.2	10.3
EBIT
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Medical Systems	293	322
DAP	164	194
CE	233	233
Lighting	127	170
Innovation & Emerging Businesses	2	10
Group Management & Services	(152)	(119)
Philips Group	667	810
as a % of sales	8.3	9.7
Earnings

•	EBITA for the Group increased by EUR 127 million compared to Q4 2006, reaching EUR 865 million, or 10.3% of sales. The improvement in EBITA was led by Lighting and DAP, supported by the positive impact of lower Group Management cost levels.

•	At Medical Systems, EBITA was slightly ahead of Q4 2006 and improved 0.6 percentage points to 18.1% of sales, primarily due to higher earnings at Ultrasound & Monitoring and Customer Services, offset by lower earnings at Imaging Systems.

•	DAP’s EBITA increased by EUR 30 million compared to Q4 2006 to reach 19.6% of sales, driven by strong earnings across all businesses, most notably Domestic Appliances.

•	Consumer Electronics’ EBITA was in line with Q4 2006 as higher earnings at Entertainment Solutions offset the lower results at Connected Displays.

•	EBITA at Lighting increased by EUR 50 million to reach 11.2% of sales, mainly due to Consumer Luminaires (PLI), Lamps and Professional Luminaires. Q4 2006 included restructuring and other incidental charges totaling EUR 21 million.

•	I&EB’s EBITA improved by EUR 9 million compared to Q4 2006 due to a EUR 48 million increase in IP income; Q4 2006 included a EUR 42 million gain on the sale of the Philips Sound Solutions (PSS) business.

•	GM&S EBITA improved by EUR 33 million compared to Q4 2006, mainly due to lower brand campaign investments, lower costs related to Sarbanes Oxley compliance and the impact of ongoing cost reduction initiatives, partially offset by higher legal expenses.

Financial income and expenses
in millions of euros

	Q4	Q4
	2006	2007
Interest expenses, net	(5)	1

TSMC sale of securities	—	579

TPO fair-value adjustment	(77)	—

TPV option fair-value adjustment	(48)	3

Other	26	(4)

	(104)	579
Financial income and expenses
•	The net cash position again resulted in minimal net interest amounts in the quarter.

•	The further sale of shares in TSMC led to a gain of EUR 579 million. In Q4 2006, a EUR 77 million loss was recorded on the value adjustment of the investment in TPO.

•	In Q4 2006, the fair-value adjustment of the TPV convertible bond option resulted in a loss of EUR 48 million, partly offset by a EUR 26 million gain on trading securities.
Results relating to equity-accounted investees
in millions of euros

	Q4	Q4
	2006	2007
LG.Philips LCD
- Operational results	(41)	112
- Sale of shares	—	508

FEI	76	—

Other	(4)	8
	31	628
Results relating to equity-accounted investees
•	Results relating to equity-accounted investees improved significantly compared to Q4 2006 due to both improved operating results from LG.Philips LCD and the sale of a further 13% stake in LG.Philips LCD.

•	In Q4 2006, a gain of EUR 76 million was recognized on the sale of Philips’ entire shareholding in FEI Company.

Cash balance
in millions of euros

	Q4	Q4
	2006	2007
Cash of continuing operations	7,145	5,042
Cash of discontinued operations	127	117
Beginning balance	7,272	5,159

Net cash from operating activities	721	1,357
Gross capital expenditures	(149)	(197)
Acquisitions/divestments	(758)	1,421
Other cash from investing activities	37	1,272
Changes in debt/other	(1,401)	(71)
Net cash flow discontinued operations	301	(64)
Ending balance	6,023	8,877
Less cash of discontinued operations	137	108
Cash of continuing operations	5,886	8,769
Cash balance
•	Cash and cash equivalents increased by EUR 3.7 billion during the quarter, due primarily to EUR 1,357 million cash flow from operating activities, net cash inflow from acquisitions/divestments of EUR 1,421 million (mainly proceeds from the sale of an additional 13% stake in LG.Philips LCD) and EUR 1,272 million from investing activities (mainly from the sale of TSMC shares)

•	Q4 2006’s EUR 1.2 billion decrease in liquid assets was due to share repurchases totaling EUR 1.5 billion and the EUR 993 million acquisition of Intermagnetics, partially offset by cash from operating activities.
Cash flows from operating activities
•	Cash flows from operating activities were broadly in line with Q4 2006, allowing for the impact of a EUR 600 million reclassification in Q4 2006 related to the Q3 2006 divestment of a majority stake in the Semiconductors division.

*	Capital expenditures on property, plant and equipment only

**	Excluding gross capital expenditures related to the Q4 2006 timing difference in the finalization of the sale of the Semiconductors division of which discontinued operations 6,640 end Q4 2006, 5,995 end Q3 2007, and 5,703 end Q4 2007.
Gross capital expenditures (PPE*)
•	Gross capital expenditures were slightly higher than in Q4 2006, as additional investments in Medical Systems and GMS were only partially offset by lower expenditure in the other divisions.

Inventories
•	Inventories as a percentage of MAT sales were above Q4 2006 as lower inventory levels at CE were more than offset by higher inventories at Medical (partially related to increased customer service levels) and Lighting (consolidation of PLI and Color Kinetics).
Net debt and group equity
•	During the quarter, the net cash position increased by EUR 3.8 billion due to the positive cash flow from operating activities as well as the sale of shares in LG.Philips LCD and TSMC.

•	Group equity increased by EUR 0.8 billion during the quarter, mainly due to the EUR 1.4 billion net income, partly offset by a reduction in unrealized gains on available-for-sale securities.
Employment

•	The number of employees increased year-on-year by 2,069; additional headcount from acquisitions completed during the year (notably Partners in Lighting) was partially offset by the divestment of businesses (mainly Optical Storage and the Finance Shared Services operations).

•	During the quarter, the reduction in the number of employees was primarily attributable to seasonality, mainly at CE, and the divestment of the Finance Shared Services operations.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	1,998	1,951
Sales growth
% nominal	3	(2)
% comparable	7	3

EBITA	349	354
as a % of sales	17.5	18.1

EBIT	293	322
as a % of sales	14.7	16.5

Net operating capital (NOC)	4,125	4,104

Number of employees (FTEs)	26,203	27,441
Business highlights
•	Philips introduced the 256-slice Brilliance iCT scanner that reduces radiation doses for patients by up to 80% and at the same time allows radiologists to produce high-quality images with exceptional acquisition speed, including complete coverage of the heart in just two heart beats.

•	In Home Healthcare Solutions, part of the newly created Healthcare sector as per January 1, 2008, Philips announced an agreement to make a public offer for US-based Respironics Inc. This transaction will firmly place Philips as a global leader in the fast-growing home healthcare market by adding new product categories in obstructive sleep apnea and home respiratory care to its existing businesses in this field.

•	Philips completed the acquisitions of Emergin, Inc., the leading US provider of software for the rapid transmission of medical alarm signals throughout hospitals, clinical IT and service provider VISICU Inc., and Raytel Cardiac Services, active in the field of cardiac monitoring.
Financial performance
•	Equipment order intake grew 10% on a currency-comparable basis compared to Q4 2006, 4% of which related to four large long-term contracts. Growth was driven by Patient Monitoring, Cardiac Care, General X-Ray and MR. Equipment order intake for the full year 2007 grew 6% on a currency-comparable basis compared to 2006; it would have been 4% excluding the four large orders in Q4 2007.

•	Comparable sales grew 3% year-on-year, with strong growth at Patient Monitoring, Cardiac Care and Customer Services partially offset by flat sales at Imaging Systems, which was impacted by the continued softening of the market, including the effect of the Deficit Reduction Act in the US and the weakening of the Japanese market.

•	The EBITA margin, at 18.1%, was slightly above Q4 2006, albeit favorably impacted by 1.1 percentage points due to a reduction of inventory valuation provisions driven by improvements in supply chain management. Consistent with the sales performance, higher earnings in the Patient Monitoring, Cardiac Care and Customer Services businesses were largely offset by continued lower results at Imaging Systems.

Looking ahead
•	For 2008, we anticipate continued strong sales growth in Patient Monitoring, Cardiac Care, Home Healthcare and Customer Services, tempered by limited growth in our Imaging businesses.

•	Consistent with our Vision 2010, Medical Systems and Home Healthcare Solutions have been integrated effective January 1, 2008 to form the Philips Healthcare sector.

•	Home Healthcare Solutions expects to complete the acquisition of Respironics in Q1 2008. Assuming the acquisition is completed as planned, we anticipate acquisition and integration charges in 2008, the exact magnitude of which will be known soon after closure of the deal.

Domestic Appliances and Personal Care
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	927	1,004
Sales growth
% nominal	18	8
% comparable	13	12

EBITA	167	197
as a % of sales	18.0	19.6

EBIT	164	194
as a % of sales	17.7	19.3

Net operating capital (NOC)	1,138	1,136

Number of employees (FTEs)	9,933	9,881
Business highlights

•	Philips established its new water purifier business, achieving a 30% retail market share in India with its UV water purifier and becoming the Brazilian market leader in the on-tap water purifier category.

•	Philips Oral Healthcare increased its market share in key markets following the successful introduction of the ultra-thin Sonicare FlexCare electrical toothbrush in the 2nd half of 2007.

•	Philips Garment Care continued to strengthen its global number one market position in steam ironing systems with the launch of a new mid-end range of products.

•	Philips successfully established a new product category with the launch of the Wake-up Light, which became one of the top-5 selling products over Christmas in the Netherlands and the Nordic countries.
Financial performance

•	Rounding off a consistently strong performance throughout the year, DAP again delivered excellent results in the fourth quarter, with comparable sales growth at 12% — supported by all businesses and geographies — yielding an EBITA margin of 19.6%.

•	Emerging markets, trending at about one third of total DAP sales, grew in excess of 20% in currency-comparable terms, with strong double-digit growth in all businesses.

•	Compared to Q4 2006, sales growth was particularly strong at Domestic Appliances, mainly driven by the Kitchen Appliances business, which benefited from a substantial portfolio renewal, dedicated marketing programs and ongoing rapid expansion in emerging markets.

•	Health & Wellness sales grew above the divisional growth rate, due to the successful roll-out of the Wake-up Light and the geographic expansion of the Avent product portfolio.

•	EBITA increased by EUR 30 million compared to Q4 2006, taking profitability up from 18.0% to 19.6%, largely driven by higher sales coupled with continuing cost management.
Looking ahead

•	Following the announcement of Vision 2010 in September 2007, the former product divisions Consumer Electronics and Domestic Appliances and Personal Care have been integrated as of January 1, 2008 and going forward will be reported under Consumer Lifestyle.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	3,262	3,486
Sales growth
% nominal	(6)	7
% comparable	(4)	10

EBITA	233	233
as a % of sales	7.1	6.7

EBIT	233	233
as a % of sales	7.1	6.7

Net operating capital (NOC)	(228)	(246)

Number of employees (FTEs)	14,486	13,516
Business highlights

•	The Consumer Electronics Association in North America awarded Philips 18 CES innovation awards, which were presented at the 2008 International Consumer Electronics Show (CES) in Las Vegas in January. Online media company CNET honored Philips’ Eco FlatTV with the overall ‘Best in Show’ award in its ‘Best of CES’ awards series.

•	At the Hong Kong Eco-Products Awards 2007, Philips won awards recognizing environmental excellence across the product life cycle for two products: a flash audio/video player and the Cineos Soundbar DVD Home Theater System.

•	Announced at CES, Philips unveiled a partnership with Rhapsody, a joint venture between RealNetworks and Viacom’s MTV Networks, offering an initial subscription-based music service to provide customers with the music they want, where they want it, whether at home or on the go. The service will be available with Philips’ portable GoGear MP3 players and Streamium home audio products in early 2008.
Financial performance

•	Consumer Electronics’ sales amounted to EUR 3,486 million, a year-on-year comparable increase of 10%, with growth visible across all operating businesses and all geographic regions except North America. Sales in emerging markets, which represent around one-third of total divisional sales, grew at 17%.

•	EBITA of EUR 233 million was in line with Q4 2006 and took the full-year EBITA margin to 3.1% of sales, in spite of continuing margin pressure in Flat Displays.

•	Net operating capital remained negative, consistent with the division’s business model and tight inventory management.
Looking ahead

•	In December 2007, Philips agreed in principle to sell its Set-Top Boxes (STB) and Connectivity Solutions (CS) businesses to UK-based technology provider Pace Micro Technology. Closure of the deal is expected in Q1 2008.

•	In 2008, decisive steps will be taken to structurally deal with unsatisfactory EBITA margins in Connected Displays.

•	Following the announcement of Vision 2010 in September 2007, the former product divisions Consumer Electronics and Domestic Appliances and Personal Care have been integrated as of January 1, 2008 and going forward will be reported under Consumer Lifestyle.

Lighting
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	1,455	1,659
Sales growth
% nominal	8	14
% comparable	7	8

EBITA	135	185
as a % of sales	9.3	11.2

EBIT	127	170
as a % of sales	8.7	10.2

Net operating capital (NOC)	2,527	3,886

Number of employees (FTEs)	47,739	54,323
Business highlights

•	Philips announced it would acquire Genlyte, the second-largest luminaire company in the US. This transaction will make Philips the number one lighting company in North America and the largest luminaire company globally.

•	To meet the growing demand for “green lighting”, Philips invested EUR 25 million in Poland to double production capacity for high-end compact fluorescent lamps.

•	Philips has developed the world’s most energy-efficient mercury-free halogen products for homes and commercial applications. These lamps allow energy savings of up to 50% and also enable consumers to replace incandescent bulbs with halogen solutions.

•	Philips equipped the Times Square Ball, the traditional focal point for New Year’s festivities in New York City, with LED lights, making it energy-efficient while doubling its brightness.
Financial performance

•	Sales increased to EUR 1,659 million — representing 8% comparable growth — supported by ongoing growth in “green” energy-efficient lighting, including LED-based solutions, of 20%. Geographically, sales continued to show double-digit growth in emerging markets, most notably in China and Latin America.

•	The year-over-year increase in earnings was supported by profitable growth in energy-efficient lighting solutions and positive contributions from recent acquisitions. Restructuring, purchase accounting and other net incidental charges totaled EUR 22 million, in line with Q4 2006.

•	The year-on-year increase in net operating capital and employees relates largely to the acquisitions of PLI, Color Kinetics, TIR Systems and LTI.
Looking ahead

•	Going forward, Lighting expects to continue its robust growth, particularly in energy-efficient lighting and across the emerging markets, and from the successful integration of the acquired companies.

•	Restructuring, purchase accounting and other incidental charges are expected to amount to approximately EUR 15 million in Q1 2008.

•	The acquisition of Genlyte will be completed in January 2008. We currently anticipate acquisition and integration charges in 2008 of approximately EUR 55 million, of which some EUR 40 million will impact EBITA.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	341	209
Sales growth
% nominal	(35)	(39)
% comparable	(9)	32

EBITA Technologies / Incubators	(35)	19
EBITA CHS, Corporate Investments and others	41	(4)

EBITA	6	15

EBIT	2	10

Net operating capital (NOC)	748	1,001

Number of employees (FTEs)	9,852	7,638
Business highlights

•	Philips Applied Technologies has created a hotel concept which allows hotel rooms to be personalized to the needs of guests and hotel staff. At the heart of the concept is a portable interface, the Moodpad, which controls the room’s ambient lighting, blinds and temperature at the touch of a button.

•	In October, Philips presented a new series of simplicity-led design concepts during the Simplicity Event in London. These concepts explore solutions to bring simplicity to people’s lives in the next three to five years, focusing on caring for people’s well-being, both in healthcare and lifestyle.

•	The Philips Design Skin Probes program, a research initiative aimed at understanding lifestyle post-2020, was given the 2007 Red Dot ‘best of the best’ award reserved for designs considered pioneering in their field. TIME Magazine included the Skin Probes in its list of ‘best inventions of 2007’.
Financial performance

•	The EBITA of the Technologies/Incubators improved significantly compared to Q4 2006 due to a EUR 48 million increase in IP income, partly offset by post-merger integration costs of EUR 6 million, mainly related to Health Watch.

•	Q4 2006 results included a EUR 42 million gain on the sale of Philips Sound Solutions.

•	The year-on-year increase in net operating capital was mainly related to the acquisition of Health Watch.

•	The reduction in employees during the year was primarily due to the divestment of businesses within the Corporate Investments portfolio, notably Optical Storage.
Looking ahead

•	As of January 1, 2008, Consumer Healthcare Solutions has been renamed Home Healthcare Solutions and has become part of the Philips Healthcare sector.

•	Investment in Research and the Incubators in Q1 2008 is foreseen to be slightly higher than the estimated EBITA run-rate of EUR 35 million for the year 2008.

•	The two remaining activities within Corporate Investments are expected to be divested in the first half of 2008.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2006	2007
Sales	75	56

Sales growth
% nominal	107	(25)
% comparable	77	(20)

EBITA Corporate & Regional Costs	(68)	(48)
EBITA Brand campaign	(88)	(54)
EBITA Service Units, Pensions and Other	4	(17)

EBITA	(152)	(119)

EBIT	(152)	(119)

Net operating capital (NOC)	208	810

Number of employees (FTEs)	6,879	5,299
Business highlights

•	In the 2007 EthicalQuote ranking by Switzerland-based Covalence, Philips continues to hold the number 1 spot with the best ethical score in the Entertainment and Leisure sector. Philips held the number 1 spot in 2005 and 2006 as well.

•	In line with Philips’ target to increase the energy efficiency of its offices and operations by 25% over the next five years, the new headquarters of Philips Solid-State Lighting Solutions in Burlington, USA, which opened in December, use the latest LED lighting technology throughout, as well as other water and energy-saving features.
Financial performance

•	The EBITA of Corporate & Regional improved year-on-year, primarily due to the reduction of Sarbanes-Oxley compliance costs compared to Q4 2006, as well as the impact of ongoing cost-reduction initiatives.

•	Q4 2007 included approximately EUR 8 million restructuring and other incidental charges related to the simplification of the regional and country management structures.

•	Investment in the global brand campaign was significantly lower than in Q4 2006, primarily as a result of a different seasonal spending pattern. The full-year 2007 investment in the brand campaign totaled EUR 111 million, compared to EUR 126 million in 2006.

•	EBITA was negatively impacted by additional legal expenses, mainly in the US, as well as investments in projects targeting further simplification of the service units.
Looking ahead

•	For 2008, costs of post-retirement benefit plans are expected to be broadly in line with 2007.

•	The investment in the brand campaign is expected to be approximately EUR 95 million in 2008, with broadly equal spend per quarter. Given the success of the campaign, we anticipate that corporate investment in the brand will be largely phased out over the coming two years.

Full-year highlights
The year 2007
•	Net income from continuing operations amounted to EUR 4,601 million, including a total gain of EUR 3,041 million on the sale of shares in LG.Philips LCD and TSMC.

•	Sales in 2007 amounted to EUR 26,793 million, representing a 5% comparable growth compared to 2006.

•	EBITA amounted to EUR 2,065 million in 2007, compared to EUR 1,386 million in 2006. EBITA as a % of sales increased to 7.7% in 2007 from 5.2% in 2006.

•	Income from discontinued operations amounted to a loss of EUR 433 million, mostly due to MedQuist-related impairment charges, whereas 2006 included a net gain of EUR 4,283 million on the sale of the Semiconductors division.
Net income
in millions of euros unless otherwise stated

	January-December
	2006	2007
Sales	26,682	26,793

EBITA	1,386	20,065
as a % of sales	5.2	7.7

EBIT	1,201	1,852
as a % of sales	4.5	6.9
Financial income and expenses	28	2,613
Income tax expense	(167)	(622)
Results equity-accounted investees	(157)	763
Minority interests	(4)	(5)
Income from continuing operations	901	4,601
Discontinued operations	4,482	(433)
Net income	5,383	4,168

Per common share (in euros) — basic	4.58	3.84
Management summary
2007 was another dynamic year for the Philips Group — a year in which we hit our Group targets, with 5% comparable sales growth and an EBITA margin of 7.7%.
We continued to pursue the disciplined redeployment of capital, investing some EUR 1.7 billion in acquisitions, notably Partners in Lighting International and Color Kinetics which will significantly strengthen our global leadership position in Lighting. Additionally, in the fourth quarter, we announced the important acquisition of Genlyte and Respironics.
During the year, we also repurchased EUR 1.6 billion of our own shares. Additionally, we further sold down our stakes in LG.Philips LCD and TSMC during the year, yielding a cash inflow of EUR 5.4 billion and a gain of over EUR 3 billion.
Group comparable sales growth was 5%, driven by 15% growth at DAP and 6% growth at Lighting. Given the challenging market, specifically in the US, for Connected Displays — a business which we continue to manage for margin — comparable sales growth at Consumer Electronics was limited to 1%. Comparable sales at Medical Systems increased by 4%, despite a slowdown in the imaging systems market, due in part to the impact of the Deficit Reduction Act in the US.
At 7.7% of sales, our EBITA margin is the highest in recent years, up from 5.2% in 2006, and represents another solid step towards our 2010 targets. Operationally we executed well in our DAP and Lighting businesses which achieved EBITA margins of 17.6% and 11.9% respectively. Consumer Electronics exceeded its target of a 3% EBITA margin. Despite the challenging nature of the imaging market in 2007, the EBITA margin at Medical Systems remained stable at 13.5%.
Cash flows from operating activities increased to EUR 1,519 million in 2007 up from EUR 330 million in 2006, mainly due to higher operating results in 2007 and accelerated pension contributions in the UK and the US in 2006.
In 2007, our brand value rose 15% to an estimated USD 7.7 billion, making Philips the 42nd most valuable brand in the world, as compiled by Interbrand.

Other information
Philips will report solely in IFRS as from 2009
Currently, Philips’ primary external and internal reporting is based on US GAAP. In addition, Philips issues quarterly and annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
The US Securities and Exchange Commission (SEC) has issued a final ruling that eliminates the requirement that ‘Foreign Private Issuers’ such as Philips file US GAAP-based financial statements (or a reconciliation thereto) and will accept reporting based solely on IFRS.
Consequently, Philips will simplify its reporting by moving to IFRS as its sole reporting standard from January 1, 2009 and discontinuing the use of US GAAP as of the same date.
MedQuist
As announced on November 2, 2007, Philips has decided to proceed with the sale of its approximate 70% ownership interest in MedQuist Inc. Both Philips and MedQuist have retained financial advisors and the sale is being actively pursued. Philips and MedQuist will make pertinent disclosures as and when required.
As a consequence of Philips’ decision to proceed with the sale of its ownership interest in MedQuist, the net results attributable to Philips’ interest in MedQuist for the full year 2007 will be presented under Discontinued operations. Net results attributable to Philips’ interest in MedQuist in 2008 will likewise be presented under Discontinued operations.

Proposed dividend to shareholders
Consistent with its policy, revised in 2007, to pay out 40-50% of continuing net income as an annual dividend, the Company will submit a proposal to the 2008 General Meeting of Shareholders to declare a dividend of EUR 0.70 per common share (approximately EUR 715 million), an increase for the fourth consecutive year. In 2007 a dividend of EUR 0.60 per common share was paid (EUR 659 million).

Outlook
With our portfolio restructuring nearing completion, and having once again delivered on our targets, we look forward with confidence. 2008 is going to be a challenging but exciting year for Philips — one in which we expect to take further solid steps towards achieving our Vision 2010 objectives.
The successful integration of acquisitions will be high on the management agenda for 2008. We expect to complete our recently announced acquisitions of Genlyte and Respironics in the early part of this year. This will put us in a position to inform the market on the contribution of the sectors to the realization of our Vision 2010 plans; this will include our objective for return on invested capital.
We also expect to make substantial progress towards achieving an efficient balance sheet, which we will continue to base on an A-/A3 credit rating with both our rating agencies. We plan to continue the responsible sell-down of our remaining stakes during the year and we expect that our recently announced EUR 5 billion share repurchase program will be largely completed by the end of 2008.
While we recognize the market’s caution on 2008 macro-economic developments — particularly in North America and Europe — we are confident that our sustained growth in the emerging markets, a strong innovation pipeline, a balanced portfolio and synergies from our acquisitions will allow us to continue on our improvement path through 2008 and to meet our targets as set out in Vision 2010.
Amsterdam, January 21, 2008
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation

	4th quarter		January to December
	2006	2007	2006	2007
Sales	8,058	8,365	26,682	26,793
Cost of sales	(5,373)	(5,445)	(18,432)	(17,624)
Gross margin	2,685	2,920	8,250	9,169

Selling expenses	(1,414)	(1,504)	(4,655)	(4,980)
General and administrative expenses	(262)	(225)	(969)	(854)
Research and development expenses	(459)	(415)	(1,659)	(1,629)
Other business income and expenses	117	34	234	146
Income from operations	667	810	1,201	1,852

Financial income and expenses	(104)	579	28	2,613
Income before taxes	563	1,389	1,229	4,465

Income tax expense	(58)	(226)	(167)	(622)
Income after taxes	505	1,163	1,062	3,843

Results relating to equity-accounted investees	31	628	(157)	763

Minority interests	3	(2)	(4)	(5)
Income from continuing operations	539	1,789	901	4,601

Discontinued operations	141	(396)	4,482	(433)
Net income	680	1,393	5,383	4,168

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,135,336	1,064,026	1,174,925	1,086,128
• diluted	1,144,642	1,075,183	1,182,784	1,097,435

Net income per common share in euros:
• basic	0.60	1.31	4.58	3.84
• diluted	0.59	1.30	4.55	3.80

Ratios
Gross margin as a % of sales	33.3	34.9	30.9	34.2
Selling expenses as a % of sales	(17.5)	(18.0)	(17.4)	(18.6)
G&A expenses as a % of sales	(3.3)	(2.7)	(3.6)	(3.2)
R&D expenses as a % of sales	(5.7)	(5.0)	(6.2)	(6.1)

EBIT or Income from operations	667	810	1,201	1,852
as a % of sales	8.3	9.7	4.5	6.9

EBITA	738	865	1,386	2,065
as a % of sales	9.2	10.3	5.2	7.7

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation

	December 31,	December 31,
	2006	2007
Current assets:
Cash and cash equivalents	5,886	8,769
Receivables	4,732	4,767
Current assets of discontinued operations	206	169
Inventories	2,880	3,203
Other current assets	1,258	1,020
Total current assets	14,962	17,928

Non-current assets:
Investments in equity-accounted investees	2,974	1,886
Other non-current financial assets	8,055	3,183
Non-current receivables	214	84
Non-current assets of discontinued operations	225	164
Other non-current assets	3,447	3,726
Property, plant and equipment	3,084	3,180
Intangible assets excluding goodwill	1,813	2,154
Goodwill	3,723	4,135
Total assets	38,497	36,440

Current liabilities:
Accounts and notes payable	3,443	3,372
Current liabilities of discontinued operations	46	46
Accrued liabilities	3,297	3,070
Short-term provisions	876	339
Other current liabilities	605	509
Short-term debt	863	2,345
Total current liabilities	9,130	9,681

Non-current liabilities:
Long-term debt	3,006	1,212
Non-current liabilities of discontinued operations	123	111
Long-term provisions	2,417	2,765
Other non-current liabilities	784	945
Total liabilities	15,460	14,714

Minority interests	40	42
Stockholders’ equity	22,997	21,684
Total liabilities and equity	38,497	36,440

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,106,893	1,064,893

Ratios

Stockholders’ equity per common share in euros	20.78	20.36

Inventories as a % of sales	10.8	12.0

Net debt (cash): group equity	(10):110	(32):132

Net operating capital	8,518	10,586

Employees at end of period of which discontinued operations 6,640 end Dec. 2006 and 5,703 end Dec. 2007	121,732	123,801

Consolidated statements of cash flows *
all amounts in millions of euros
restated to present MedQuist as a discontinued operation

	4th quarter		January to December
	2006	2007	2006	2007
Cash flows from operating activities:
Net income	680	1,393	5,383	4,168
(Income) loss discontinued operations	(141)	396	(4,481)	433
Adjustments to reconcile income to net cash provided by (used for) operating activities:
Depreciation and amortization	241	234	810	851
Impairment of goodwill, equity-accounted investees and available-for-sale securities	—	—	8	851
Net gain on sale of assets	(181)	(1,057)	(289)	(3,107)
(Income) loss from equity-accounted investees (net of dividends received)	96	(121)	228	(222)
Minority interests (net of dividends paid)	(3)	2	3	5
(Increase) decrease in working capital/other current assets	(462)	808	(1,372)	(452)
(Increase) decrease in non-current receivables/other assets/other liabilities	254	(340)	(55)	(318)
Increase (decrease) in provisions	(44)	66	83	(114)
Proceeds from sales of trading securities	—	14	—	196
Other items	281	(38)	12	40
Net cash provided by (used for) operating activities	721	1,357	330	1,519

Cash flows from investing activities:
Purchase of intangible assets	(33)	(19)	(101)	(118)
Capital expenditures on property, plant and equipment	(116)	(178)	(694)	(661)
Proceeds from disposals of property, plant and equipment	45	17	107	81
Cash from (to) derivatives	—	333	62	385
Proceeds from sale (purchase) of other non-current financial assets	(8)	922	(27)	4,088
Proceeds from sale (purchase) of businesses	(758)	1,421	(2,149)	155
Net cash provided by (used for) investing activities	(870)	2,496	(2,802)	3,930

Cash flows from financing activities:
Increase (decrease) in debt	67	(38)	(437)	(281)
Treasury stock transactions	(1,553)	23	(2,755)	(1,448)
Dividend paid	—	—	(523)	(639)
Net cash provided by (used for) financing activities	(1,486)	(15)	(3,715)	(2,368)

Net cash provided by (used for) continuing operations	(1,635)	3,838	(6,187)	3,081

Cash flows from discontinued operations.
Net cash provided by (used for) operating activities	335	(63)	524	(153)
Net cash provided by (used for) investing activities	(34)	(1)	6,590	38
Net cash provided by (used for) financing activities	—	—	—	—
Net cash provided by (used for) discontinued operations	301	(64)	7,114	(115)

Net cash provided by (used for) continuing and discontinued operations	(1,334)	3,774	927	2,966

Effect of change in exchange rates on cash positions	85	(56)	(197)	(112)
Cash and cash equivalents at beginning of period	7,272	5,159	5,293	6,023
Cash and cash equivalents at end of period	6,023	8,877	6,023	8,877
Less cash of discontinued operations at end of period	137	108	137	108
Cash of continuing operations at end of period	5,886	8,769	5,886	8,769

*	For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	(149)	3,853	(2,472)	5,449

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to December 2007
				accumulated other comprehensive income (loss)
							changes in
		capital			unrealized gain		fair value
		in excess		currency	(loss) on		of cash		treasury	total
	common	of par	retained	translation	available-for-	pensions	flow		shares at	stockholders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity
Balance as of December 31, 2006	228	—	22,085	(1,874)	4,281	(808)	8	1,607	(923)	22,997
Net income			4,168							4,168
Net current period change				(840)	(618)	218	16	(1,224)		(1,224)
Reclassifications into income				341	(2,615)		4	(2,270)		(2,270)
Total comprehensive income (loss), net of tax			4,168	(499)	(3,233)	218	20	(3,494)		674
Dividend paid			(659)							(659)
Purchase of treasury stock									(1,633)	(1,633)
Re-issuance of treasury stock		(106)	(35)						340	199
Share-based compensation plans		106								106
Balance as of December 31, 2007	228	—	25,559	(2,373)	1,048	(590)	28	(1,887)	(2,216)	21,684

Sectors
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation
Sales and income from operations

	4th quarter
	2006			2007
	sales	income from operations		sales	income from operations
		amount	as % of		amount	as % of
			sales			sales
Medical Systems	1,998	293	14.7	1,951	322	16.5
DAP	927	164	17.7	1,004	194	19.3
Consumer Electronics	3,262	233	7.1	3,486	233	6.7
Lighting	1,455	127	8.7	1,659	170	10.2
Innovation & Emerging Businesses	341	2	0.6	209	10	4.8
Group Management & Services	75	(152)	—	56	(119)	—
	8,058	667	8.3	8,365	810	9.7

	January- December
	2006			2007
	sales	income from operations		sales	income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	6,448	734	11.4	6,470	743	11.5
DAP	2,532	370	14.6	2,968	510	17.2
Consumer Electronics	10,576	313	3.0	10,362	322	3.1
Lighting	5,466	577	10.6	6,093	675	11.1
Innovation & Emerging Businesses	1,493	(94)	(6.3)	703	(101)	(14.4)
Group Management & Services	167	(699)	—	197	(297)	—
	26,682	1,201	4.5	26,793	1,852	6.9

Sectors and main countries
all amounts in millions of euros
restated to present MedQuist as a discontinued operation
Sales and total assets

	sales		total assets
	January to December		December 31,
	2006	2007	2006	2007
Medical Systems	6,448	6,470	6,096	6,033
DAP	2,532	2,968	1,768	1,779
Consumer Electronics	10,576	10,362	2,516	2,534
Lighting	5,466	6,093	3,719	5,133
Innovation & Emerging Businesses	1,493	703	1,431	1,409
Group Management & Services	167	197	22,536	19,219
	26,682	26,793	38,066	36,107
Discontinued operations			431	333
			38,497	36,440
Sales and long-lived assets

	sales		long-lived assets*
	January to December		December 31,
	2006	2007	2006	2007
United States	7,153	6,725	5,162	5,172
Germany	1,985	2,014	296	305
China	1,740	1,707	176	168
France	1,626	1,784	107	103
United Kingdom	1,186	1,250	792	720
Netherlands	1,088	1,159	1,132	1,200
Other countries	11,904	12,154	955	1,801
	26,682	26,793	8,620	9,469

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
restated to present MedQuist as a discontinued operation
Net periodic pension costs of defined-benefit plans

	4th quarter 2007		January-December 2007
	Netherlands	other	Netherlands	other
Service cost	36	42	147	118
Interest cost on the projected benefit obligation	132	96	521	399
Expected return on plan assets	(200)	(94)	(813)	(384)
Net actuarial (gain) loss	(3)	19	(6)	79
Prior service cost (income)	(11)	3	(43)	14
Settlement loss	—	(11)	—	(7)
Curtailment loss	—	2	—	2
Other	—	—	—	—
Net periodic cost (income)	(46)	57	(194)	221
The net periodic pension costs in the fourth quarter of 2007 amounted to EUR 28 million, of which EUR 11 million related to defined-benefit (DB) plans (the Netherlands income of EUR 46 million, other countries cost of EUR 57 million) and EUR 17 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 1 million, other countries cost of EUR 16 million).
Net periodic costs of postretirement benefits other than pensions

	4th quarter 2007		January-December 2007
	Netherlands	other	Netherlands	other
Service cost	—	(1)	—	4
Interest cost on the accumulated postretirement benefit obligation	—	6	—	25
Transition obligation	—	2	—	5
Net actuarial loss	—	—	—	2
Net periodic cost	—	7	—	36

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation

	4th quarter		January to December
	2006	2007	2006	2007
Sales	8,058	8,365	26,682	26,793
Cost of sales	(5,334)	(5,462)	(18,448)	(17,678)
Gross margin	2,724	2,903	8,234	9,115

Selling expenses	(1,441)	(1,500)	(4,679)	(4,985)
General and administrative expenses	(350)	(324)	(1,174)	(1,124)
Research and development expenses	(435)	(417)	(1,603)	(1,617)
Impairment of goodwill	—	—	—	—
Other business income and expenses	87	30	179	104
Income from operations	585	692	957	1,493

Financial income and expenses	(103)	642	29	2,849
Income before taxes	482	1,334	986	4,342

Income tax expense	(130)	(185)	(189)	(491)
Income after taxes	352	1,149	797	3,851

Results relating to equity-accounted investees	55	767	(139)	884

Minority interests	2	(2)	(4)	(7)
Income from continuing operations	409	1,914	654	4,728

Discontinued operations	184	(28)	4,010	(73)
Net income	593	1,886	4,664	4,655

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,135,336	1,064,026	1,174,925	1,086,128
• diluted	1,144,832	1,075,471	1,183,529	1,098,925

Net income per common share in euros:
• basic	0.50	1.77	3.54	4.29
• diluted	0.49	1.75	3.91	4.24

Ratios
Gross margin as a % of sales	33.8	34.7	30.9	34.0
Selling expenses as a % of sales	(17.9)	(17.9)	(17.5)	(18.6)
G&A expenses as a % of sales	(4.3)	(3.9)	(4.4)	(4.2)
R&D expenses as a % of sales	(5.4)	(5.0)	(6.0)	(6.0)

EBIT or Income from operations	585	692	957	1,493
as a % of sales	7.3	8.3	3.6	5.6

EBITA	695	736	1,109	1,693
as a % of sales	8.6	8.8	4.2	6.3

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation

	December 31,	December 31,
	2006	2007
Current assets:
Cash and cash equivalents	5,886	8,769
Receivables	4,732	4,767
Current assets of discontinued operations	185	169
Inventories	2,880	3,203
Other current assets	770	602
Total current assets	14,453	17,510

Non-current assets:
Investments in equity-accounted investees	2,869	1,817
Other non-current financial assets	8,055	3,183
Non-current receivables	206	78
Non-current assets of discontinued operations	242	150
Other non-current assets	390	126
Deferred tax assets	1,449	1,269
Property, plant and equipment	3,102	3,194
Intangible assets excluding goodwill	2,558	2,835
Goodwill	3,406	3,800
Total assets	36,730	33,962

Current liabilities:
Accounts and notes payable	3,443	3,372
Current liabilities of discontinued operations	46	46
Accrued liabilities	3,280	3,060
Short-term provisions	755	344
Other current liabilities	605	509
Short-term debt	871	2,350
Total current liabilities	9,000	9,681

Non-current liabilities:
Long-term debt	3,007	1,213
Long-term provisions	1,788	1,953
Deferred tax liabilities	263	141
Non-current liabilities of discontinued operations	32	32
Other non-current liabilities	595	528
Total liabilities	14,685	13,548

Minority interests *	135	127
Stockholders’ equity	21,910	20,287
Total liabilities and equity	36,730	33,962

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,106,893	1,064,893

Ratios

Stockholders’ equity per common share in euros	19.79	19.05

Inventories as a % of sales	10.8	12.0

Net debt (cash): group equity	(10):110	(34):134

Employees at end of period of which discontinued operations 6,640 end Dec. 2006 and 5,703 end Dec. 2007	121,732	123,801

*	of which discontinued operations EUR 95 million end of December 2006 and EUR 79 million end of December 2007

Reconciliation from US GAAP to IFRS
all amounts in millions of euros
restated to present MedQuist as a discontinued operation
Reconciliation of net income from US GAAP to IFRS

	4th quarter		January to December
	2006	2007	2006	2007
Net income as per the consolidated statements of income on a US GAAP basis	680	1,393	5,383	4,168

Adjustments to IFRS:
Capitalized product development expenses	63	77	271	234
Amortization of product development assets	(57)	(75)	(213)	(205)
Pensions and other postretirement benefits	(128)	(95)	(292)	(311)
Amortization of intangible assets	14	(7)	(33)	(28)
Provisions	65	2	65	(9)
Realized gain on TSMC securities*	—	74	—	255
Equity—accounted investees	24	139	18	121
Deferred income tax effects	(72)	41	(22)	131
Discontinued operations	43	368	(472)	360
Other differences in income	(39)	(31)	(41)	(61)

Net income in accordance with IFRS	593	1,886	4,664	4,655

*	related cumulative translation differences have been released upon sale
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Dec. 31,	Dec. 31,
	2006	2007
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	22,997	21,684

Adjustments to IFRS:
Product development expenses	535	518
Pensions and other postretirement benefits	(1,700)	(2,169)
Goodwill amortization (until January 1, 2004)	(287)	(260)
Goodwill capitalization (acquisition-related)	(30)	(76)
Acquisition-related intangibles	210	162
Assets from discontinued operations	(3)	(14)
Investments in equity-accounted investees	(105)	(69)
Provisions	58	18
Recognized results on sale-and-leaseback transactions	52	39
Deferred income tax effects	168	447
Other differences in equity	15	7

Stockholders’ equity in accordance with IFRS	21,910	20,287

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	January to December
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
2007 versus 2006
Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
Innovation & Emerging Businesses	32.2	(4.5)	(80.6)	(52.9)
Group Management & Services	30.8	(2.3)	(10.5)	18.0
Philips Group	4.9	(3.3)	(1.2)	0.4
EBITA to Income from operations (or EBIT)

						Innovation	Group
	Philips	Medical		Consumer		& Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
January to December 2007
EBITA	2,065	875	523	325	722	(83)	(297)
Amortization of intangibles (excl. software)	(200)	(120)	(13)	(3)	(46)	(18)	—
Write-off of acquired in-process R&D	(13)	(12)	—	—	(1)	—	—
Income from operations (or EBIT)	1,852	743	510	322	675	(101)	(297)

January to December 2006
EBITA	1,386	861	378	314	608	(76)	(699)
Amortization of intangibles (excl. software)	(152)	(94)	(8)	(1)	(31)	(18)	—
Write-off of acquired in-process R&D	(33)	(33)	—	—	—	—	—
Income from operations (or EBIT)	1,201	734	370	313	577	(94)	(699)
Composition of net debt and group equity

	December 31,	December 31,
	2006	2007
Long-term debt	3,006	1,212
Short-term debt	863	2,345
Total debt	3,869	3,557
Cash and cash equivalents	(5,886)	(8,769)
Net debt (cash) (total debt less cash and cash equivalents)	(2,017)	(5,212)

Minority interests	40	42
Stockholders’ equity	22,997	21,684
Group equity	23,037	21,726

Net debt and group equity	21,020	16,514

Net debt (cash) divided by net debt (cash) and group equity (in %)	(10)	(32)
Group equity divided by net debt (cash) and group equity (in %)	110	132

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation
Net operating capital to total assets

						Innovation	Group
	Philips	Medical		Consumer		& Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
December 31, 2007
Net operating capital (NOC)	10,586	4,104	1,136	(246)	3,886	1,001	705
Exclude liabilities comprised in NOC:
- payables/liabilities	7,896	1,632	567	2,494	1,053	284	1,866
- intercompany accounts	—	29	23	56	48	(18)	(138)
- provisions1)	2,417	216	53	230	137	31	1,750
Include assets not comprised in NOC:
- investments in equity-accounted investees	1,886	52	—	—	9	111	1,714
- other non-current financial assets	3,183	—	—	—	—	—	3,183
- deferred tax assets	1,370	—	—	—	—	—	1,370
- liquid assets	8,769	—	—	—	—	—	8,769
Total assets of continued operations	36,107	6,033	1,779	2,534	5,133	1,409	19,219
Assets of discontinued operations	333
Total assets	36,440

1)	provisions on balance sheet EUR 3,104 million excluding deferred tax liabilities of EUR 687 million

December 31, 2006
Net operating capital (NOC)	8,518	4,125	1,138	(228)	2,527	748	208
Exclude liabilities comprised in NOC:
- payables/liabilities	8,130	1,663	550	2,389	989	462	2,077
- intercompany accounts	—	32	25	61	50	(28)	(140)
- provisions2)	2,684	229	55	285	146	79	1,890
Include assets not comprised in NOC:
- investments in equity-accounted investees	2,974	47	—	9	7	170	2,741
- securities	192	—	—	—	—	—	192
- other non-current financial assets	8,055	—	—	—	—	—	8,055
- deferred tax assets	1,627	—	—	—	—	—	1,627
- liquid assets	5,886	—	—	—	—	—	5,886
Total assets of continuing operations	38,066	6,096	1,768	2,516	3,719	1,431	22,536
Assets of discontinued operations	431
Total assets	38,497

2)	provisions on balance sheet EUR 3,293 million excluding deferred tax liabilities of EUR 609 million

Composition of cash flows before financing activities - continuing operations

	4th quarter		January to December
	2006	2007	2006	2007
Cash flows provided by operating activities	721	1,357	330	1,519
Cash flows provided by (used for) investing activities	(870)	2,496	(2,802)	3,930
Cash flows before financing activities	(149)	3,853	(2,472)	5,449

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated
restated to present MedQuist as a discontinued operation
% increase always in relation to the corresponding period of previous year

	2006				2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,075	6,305	6,244	8,058	5,930	6,033	6,465	8,365
% increase	13	10	1	(1)	(2)	(4)	4	4

EBITA	284	292	72	738	370	394	436	865
as a % of sales	4.7	4.6	1.2	9.2	6.2	6.5	6.7	10.3

EBIT	253	253	28	667	312	345	385	810
as a % of sales	4.2	4.0	0.4	8.3	5.3	5.7	6.0	9.7

Net income	160	301	4,242	680	875	1,569	331	1,393
per common share in euros	0.13	0.25	3.59	0.60	0.80	1.43	0.31	1.31

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,075	12,380	18,624	26,682	5,930	11,963	18,428	26,793
% increase	13	11	7	5	(2)	(3)	(1)	0

EBITA	284	576	648	1,386	370	764	1,200	2,065
as a % of sales	4.7	4.7	3.5	5.2	6.2	6.4	6.5	7.7

EBIT	253	506	534	1,201	312	657	1,042	1,852
as a % of sales	4.2	4.1	2.9	4.5	5.3	5.5	5.7	6.9

Net income	160	461	4,703	5,383	875	2,444	2,775	4,168
per common share in euros	0.13	0.39	3.96	4.58	0.80	2.22	2.54	3.84

Net income from continuing operations as a % of stockholders’ equity (ROE)	3.3	4.3	2.6	4.3	17.4	24.5	18.1	21.0

	period ended 2006				period ended 2007
Inventories as a % of sales	12.1	12.0	12.8	10.8	11.7	12.8	14.2	12.0

Net debt :group equity ratio	6:94	10:90	(16):116	(10):110	(9):109	(12):112	(7):107	(32):132

Total employees (in thousands)	161	158	126	122	124	126	128	124
of which discontinued operations	43	43	7	7	7	7	6	6
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips announces completion of sale of 800 million TSMC shares via TSMC share repurchase program
Monday, December 31, 2007
Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has completed the sale of 800 million common shares in Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (“TSMC”), valued at approximately USD 1.5 billion. The sale was carried out as part of a TSMC share repurchase program, which was initiated by TSMC on November 14, 2007 and completed today.
This TSMC share repurchase program is the third step in a multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC, as announced by Philips and TSMC on March 9, 2007. This plan aims to reduce Philips’ holding in TSMC to zero before the end of 2010.
The sale of these shares, closed today, will provide Philips with proceeds of approximately EUR 980 million, and will result in a non-taxable net gain of approximately EUR 530 million in Philips’ financial results for the fourth quarter of 2007. Following completion of this sale, Philips holds approximately 1.3 billion TSMC shares, representing approximately 5.0 percent of TSMC’s issued shares. This total stake is worth approximately EUR 1.7 billion at current market prices for TSMC shares.
For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel:  +31 20 59 77477
Email:  joon.knapen@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips extends tender offer period to acquire Genlyte
Thursday, January 03, 2008
Amsterdam, the Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) today announced that its indirect wholly owned subsidiary Golf Merger Sub, Inc. (“Philips Merger Sub”) is extending the expiration date for its previously announced tender offer until 12:00 midnight on January 16, 2008 for all outstanding shares of common stock of The Genlyte Group Incorporated (“Genlyte”) for $95.50 per Genlyte share, without interest and subject to any applicable withholding of taxes.
On November 30, 2007, Philips Merger Sub commenced the tender offer for the Genlyte shares, which is being made in accordance with the Agreement and Plan of Merger, dated as of November 25, 2007, by and among Genlyte, Philips Holding USA Inc. and Philips Merger Sub (the “merger agreement”). While the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the applicable waiting period under the Competition Act (Canada), in each case, applicable to the acquisition of Genlyte by Philips Holding USA Inc., have expired as of January 2, 2008, not all of the approvals related to the remaining non-U.S. regulatory filings required to close the tender offer had yet been obtained. As of 12:00 midnight on January 2, 2008, Philips Merger Sub had received a preliminary number of tenders representing approximately 23.7 million of the outstanding Genlyte shares, which represented approximately 77 percent of the outstanding Genlyte shares (on a fully diluted basis).
Investors and stockholders of Genlyte are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Genlyte may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Genlyte for free from the SEC’s website at www.sec.gov.
Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10004 or by telephone toll-free at (888) 679-2871 or at (212) 440-9800 (bankers and brokers only). Goldman, Sachs & Co. is the Dealer Manager for the tender offer and can be reached at 85 Broad Street, New York, NY 10004 or by telephone toll-free at (800) 323-5678 or collect at (212) 902-1000.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Genlyte shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.
For more information, please contact:
Joon Knapen

Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com
David Wolf
Philips Corporate Communications North America
Tel: +1 917 455 7857
Email: david.l.wolf@philips.com
Raymond L. Zaccagnini
Genlyte Group
Tel: +1 502 420 9500
Email: rzaccagnini@genlytegroup.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Philips announces satisfaction of tender offer conditions to acquire Genlyte
Thursday, January 17, 2008
Amsterdam, the Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) today announced the satisfaction of all of the conditions to the closing of the tender offer by its wholly owned subsidiary, Golf Merger Sub, Inc. (“Philips Merger Sub”), to acquire all outstanding shares of common stock of The Genlyte Group Incorporated (NASDAQ:GLYT) (“Genlyte”) for $95.50 per Genlyte share, without interest and subject to any applicable withholding of taxes. One of the remaining conditions for the closing of the tender offer included receiving more than 50% of the shares tendered into the offer. As of the close of business on the January 16, 2008 expiration date of the tender offer, Philips Merger Sub had received approximately 26.5 million Genlyte shares tendered into the offer, including 1.8 million Genlyte shares tendered by guaranteed delivery, representing over 96% of the outstanding shares of Genlyte.
Philips expects to promptly pay for all shares tendered. Following the payment for all shares tendered, Philips expects to quickly complete the merger of Philips Merger Sub with and into Genlyte, with Genlyte becoming a wholly owned subsidiary of Philips, pursuant to the “short-form” merger provisions of Delaware law without a meeting of the stockholders of Genlyte.
Commenting on today’s announcement, Theo van Deursen, Chief Executive Officer of Philips Lighting, said: “We’re very pleased to announce we’ve met the conditions to close the tender offer to acquire Genlyte. It’s a strong endorsement of Philips’ plan to build on Genlyte’s extensive presence in the North American lighting market to speed up the rollout of more energy efficient lighting and the introduction of new lighting technologies, like solid state lighting.” Larry Powers, Chairman, President and Chief Executive Officer of Genlyte noted, “I’m very pleased that the acquisition has been completed. This merger of Philips with Genlyte will provide many exciting opportunities for our employees and enhance our ability to continue our product leadership with added emphasis on energy efficient, solid state lighting.”
Based in Louisville, Kentucky, USA, Genlyte designs, manufactures and sells lighting fixtures, controls and related products for a wide variety of applications, including solid state lighting. Just under 90% of Genlyte’s 2006 revenues were related to commercial and industrial applications, with the remainder for high-end residential applications. A leader in the North American construction luminaires market, Genlyte sells to distributors and electrical wholesalers. The company’s products are also promoted through architects, engineers, contractors and building owners. Genlyte employs approximately 6,700 people.
Investors and stockholders of Genlyte are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Genlyte may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Genlyte for free from the SEC’s website at www.sec.gov.
Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10004 or by telephone toll-free at (888) 679-2871 or at (212) 440-9800 (bankers and brokers only). Goldman, Sachs & Co. is the Dealer Manager for the tender offer and can be reached at 85 Broad Street, New York, NY 10004 or by telephone toll-free at (800) 323-5678 or collect at (212) 902-1000.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Genlyte shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel:  +31 20 5977215
Email:  jayson.otke@philips.com
David Wolf
Philips Corporate Communications North America
Tel:  +1 917 455 7857
Email: david.l.wolf@philips.com
Raymond L. Zaccagnini
Genlyte Group
Tel:  +1 502 420 9500
Email:  rzaccagnini@genlytegroup.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About Genlyte Group Incorporated
The Genlyte Group Incorporated (Nasdaq: GLYT) is a leading manufacturer of lighting fixtures, controls, and related products for the commercial, industrial and residential markets. Genlyte sells lighting and lighting accessory products under the major brand names of Alkco, Allscape, Ardee, Canlyte, Capri/Omega, Carsonite, Chloride Systems, Crescent, D’ac, Day-Brite, Gardco, Guth, Hadco, Hanover Lantern, High-Lites, Hoffmeister, Lam, Ledalite, Lightolier, Lightolier Controls, Lumec,

Morlite, Nessen, Quality, Shakespeare Composite Structures, Specialty, Stonco, Strand, Thomas Lighting, Thomas Lighting Canada, Vari-Lite, Vista, and Wide-Lite.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the merger and any expected benefits of the merger. Completion of the merger is subject to conditions, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.